Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

December 23, 2022

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Semper MBS Total Return Fund (S000041568)
Semper Short Duration Fund (S000044807)

Dear Mr. Orlic:

This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 16, 2022, regarding the Trust’s Preliminary Proxy Statement filed December 9, 2022 (SEC Accession No. 0000894189-22-008853). The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

1.    In response to the questions “Why am I being asked to approve a Sub-Advisory Agreement?” and “Will there be any changes in the services provided by the Adviser to the Funds under the Sub-Advisory Agreement?” located in the “Questions and Answers” section of the proxy statement, please disclose the sector or sectors and types of securities that the Adviser expects that the Sub-Adviser will subadvise on. If the Adviser will provide the Sub-Adviser broad discretion, please revise the language to explicitly state that fact.

Response 1: The responses have been revised to include the underlined text shown below. This revised language will alert a shareholder to the fact that Medalist will primarily advise on structured fixed income securities.

Why am I being asked to approve a Sub-Advisory Agreement?
The Adviser has determined that it would benefit each Fund and its shareholders if Medalist were to serve as a sub-adviser to each of the Funds. In its role as sub-adviser, Medalist will provide the existing portfolio manager(s) with additional investment research support, primarily related to structured fixed income securities. This additional support will enable the portfolio manager to leverage the investment analysis of Medalist for certain securities in which the Funds invest. The existing portfolio manager(s) will remain responsible for oversight of Medalist and for day-to-day management of the assets in each Fund and will retain final decision making authority with respect to selection of Fund portfolio holdings.
Will there be any changes in the services provided by the Adviser to the Funds under the Sub-Advisory Agreement?
No, under the proposed arrangements the Adviser will continue to provide substantially the same day-to-day portfolio management services to the Funds as it currently provides. The only update is that for structured fixed income securities, Medalist will provide investment research and recommendations to the Funds’ portfolio manager(s). Investment recommendations made by Medalist will be subject to review and approval of the existing portfolio manager(s).

2.    In response to the question “Why am I being asked to approve a “manager of managers” arrangement?” located in the “Questions and Answers” section of the proxy statement, the Staff noted that the Fund that was subject to the exemptive relief has been liquidated. Please state this fact in the response.

Response 2: The response to the question has been revised to read as follows:

The Advisor previously received “manager of managers” exemptive relief from the Securities and Exchange Commission (the “SEC”) for another fund within the Trust that has since been liquidated.

3.    On page two of the proxy statement the Trust discloses the date of the most recent shareholder approval for each Fund. Pursuant to Item 22(c)(1)(i), please also disclose the date of the agreement and the reason for the submission to shareholders for approval.

Response 3: The Trust has revised the disclosure to read:

The Advisor, located at 52 Vanderbilt Avenue, Suite 401, New York, NY 10017, has served as the investment adviser to the Semper MBS Total Return Fund since its inception on July 22, 2013 and has served as the investment adviser to the Semper Short Duration Fund (including its predecessor fund) since its inception on December 23, 2010. The Advisor manages the Semper MBS Total Return Fund pursuant to an investment advisory agreement dated March 22, 2018, which agreement was approved by a majority of the Fund’s outstanding voting securities at a shareholder meeting held the same day. The purpose of the shareholder meeting was to seek shareholder approval to increase the investment management fee for the Fund. The Advisor manages the Semper Short Duration Fund pursuant to an investment advisory agreement dated March 9, 2015, which agreement was approved by a majority of both Funds’ outstanding voting securities at a shareholder meeting held March 6, 2015 to approve a new investment advisory agreement due to a change of control of the Advisor.

4.    On pages three and four of the proxy statement under the sub-section “Recommendation of the Board of Trustees,” please disclose whether the Board considered the prior investment performance of the Sub-Adviser, and if so, what determinations did the Board make with respect thereto?

Response 4: The Trust confirms that the Board considered prior investment performance and has added the following disclosure:
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Medalist provided the Board with prior performance data of a private fund that invests in structured fixed income securities, which the Board found to be acceptable.

5.    Please confirm that all information required by Item 22c of Form N-14 has been disclosed.

Response 5: The Trust confirms that all information required by Item 22(c) of Form N-14 has been disclosed.

6.    On page six of the proxy statement under the sub-heading “Record Date/Shareholders Entitled to Vote,” please disclose that no class of either Fund has different or separate voting rights with respect to either proposal.

Response 6: The Trust responds by adding the following disclosure:

No class of either Fund has different or separate voting rights with respect to any of the proposals.

7. In the table under the section titled “Share Ownership,” please disclose the number of shares held in addition to the percentage figure. Also related to the table, please confirm that the data provided will be the record date or no more than 30 days from the date of the proxy statement.

Response 7: The Trust responds by adding the number of shares held to the tables and confirms that the data is no more than 30 days from the date of the proxy statement.

8. On the form of proxy card, please be sure that the statement “This Proxy is solicited on behalf of the Trust’s Board of Trustees” is provided in bold font.

Response 8: The Trust responds by bolding the applicable disclosure on the form of proxy card.

9. The Staff notes that there shouldn’t be any broker non-votes, given that there are no proposals on which brokers may vote without instructions, and they therefore have no authority to deliver a proxy with respect to uninstructed shares. Please consider appropriate disclosure, such as, “If you do not instruct your broker as to how to vote your shares on the proposal, your shares will not be present for quorum purposes at the meeting.”

Response 9: The Trust responds by replacing the existing broker non-vote disclosure with the following:

Abstentions do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present. “Broker non-votes” are shares held by a broker or nominee as to which instructions have not been received from the beneficial owners or persons entitled to vote, and the broker or nominee does not have discretionary voting power but for which a broker or nominee returns the proxy card or otherwise votes without actually voting on a proposal. However, it is the Trust’s understanding that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the matters expected to be presented at the Special Meeting, there are unlikely to be any “broker non-votes” at the Special Meeting.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine Richards
Elaine E. Richards
Secretary
Advisors Series Trust
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